FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of March 2009.

Total number of pages: 43

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)
RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2008 (Unaudited)
(FROM APRIL 1, 2008 TO DECEMBER 31, 2008) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2008 (Unaudited)

(FROM APRIL 1, 2008 TO DECEMBER 31, 2008)

CONSOLIDATED

Released on March 31, 2009

NIDEC CORPORATION

338 Kuzetonoshiro-cho,

Minami-ku, Kyoto 601-8205 Japan

CONSOLIDATED FINANCIAL RESULTS FOR THE THIRD QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2008 (Unaudited)

  CONSOLIDATED STATEMENTS OF INCOME

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the three months ended December 31
	2007	2008	2008
Net sales	¥ 193,150	¥ 141,186	$ 1,550,983
Operating income	23,118	10,038	110,271
Income (loss) from continuing operations before income taxes	22,193	(2,078)	(22,828)
Income (loss) from continuing operations	13,955	(2,428)	(26,673)
Loss on discontinued operations	(9)	(2,349)	(25,804)
Net income (loss)	¥ 13,946	¥ (4,777)	$ (52,477)
Per share data
Earning per share - basic
Income (loss) from continuing operations	¥ 96.28	¥ (16.85)	$ (0.18)
Loss on discontinued operations	(0.06)	(16.31)	(0.18)
Net income (loss)	96.22	(33.16)	(0.36)
Earning per share - diluted
Income (loss) from continuing operations	93.68	(16.85)	(0.18)
Loss on discontinued operations	(0.06)	(16.31)	(0.18)
Net income (loss)	¥ 93.62	¥ (33.16)	$ (0.36)

	Yen in millions		U.S. dollars in thousands
	(except per share amounts)
	For the nine months ended December 31
	2007	2008	2008
Net sales	¥ 549,221	¥ 506,406	$ 5,563,067
Operating income	57,537	50,816	558,234
Income from continuing operations before income taxes	54,115	41,303	453,730
Income from continuing operations	34,579	25,618	281,424
Loss on discontinued operations	(276)	(2,555)	(28,068)
Net income	¥ 34,303	¥ 23,063	$ 253,356
Per share data
Earning per share - basic
Income from continuing operations	¥ 238.63	¥ 177.08	$ 1.94
Loss on discontinued operations	(1.90)	(17.66)	(0.19)
Net income	236.73	159.42	1.75
Earning per share - diluted
Income from continuing operations	232.13	173.25	1.90
Loss on discontinued operations	(1.85)	(17.31)	(0.19)
Net income	¥ 230.28	¥ 155.94	$ 1.71

  CONSOLIDATED BALANCE SHEETS

	Yen in millions		U.S. dollars in thousands
	March 31, 2008	December 31, 2008	December 31, 2008
Current assets	¥ 356,998	¥ 355,898	$ 3,909,678
Investments	17,587	15,282	167,879
Property, plant, equipment and others	297,129	288,932	3,174,030
Total assets	671,714	660,112	7,251,587
Current liabilities	253,099	278,253	3,056,718
Long-term liabilities	30,845	28,145	309,183
Total liabilities	283,944	306,398	3,365,901
Minority interest in consolidated subsidiaries	68,186	61,724	678,062
Shareholders’ equity	319,584	291,990	3,207,624
Total liabilities and shareholders’ equity	¥ 671,714	¥ 660,112	$ 7,251,587

  CONSOLIDATED STATEMENTS OF CASH FLOWS

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31
	2007	2008	2008
Net cash provided by operating activities	¥ 57,285	¥ 47,195	$ 518,455
Net cash used in investing activities	(32,887)	(45,793)	(503,053)
Net cash (used in) provided by financing activities	(22,100)	24,497	269,109
Effect of exchange rate changes on cash and cash equivalents	(895)	(11,922)	(130,968)

Net increase in cash and cash equivalents	1,403	13,977	153,543
Cash and cash equivalents at beginning of period	88,784	100,809	1,107,426

Cash and cash equivalents at end of period	¥ 90,187	¥ 114,786	$ 1,260,969

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “seek”, “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of various factors, including, but not limited to, (i) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new products introduction and rapid technological development, (ii) general economic conditions in the computer, information technology and related product markets, particularly in the level of consumer spending, (iii) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (iv) our ability to acquire and successfully integrate companies or businesses with complementary technologies and product lines, including, for example, the motors and actuators business of Valeo S.A. (France), which we acquired in December 2006, and (v) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

As used in this document, references to “we,” ”our” and “us” are to Nidec Corporation and, except as the context otherwise requires, its consolidated subsidiaries; “U.S. dollar” or “$” means the lawful currency of the United States of America, and “yen” or “¥” means the lawful currency of Japan; and “U.S. GAAP” means accounting principles generally accepted in the United States, and “Japanese GAAP” means accounting principles generally accepted in Japan.

Results of Operations — Three and Nine Months Ended December 31, 2008 Compared to Three and Nine Months Ended December 31, 2007

As of December 31, 2008, we discontinued our optical pickup unit (“OPU”) business which had been included within “electronic and optical components”. Net sales of electronic and optical components mentioned below don't include the sales amounts of OPU business pursuant to the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. The prior period OPU amounts included in the results for the three and nine months ended December 31, 2007 have also been excluded from the net sales amounts mentioned below, retrospectively.

Net Sales

	(Yen in millions) For the three months ended December 31
	2007	2008	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 63,089	¥ 37,533	¥ (25,556)	(40.5)%
Other small precision brushless DC motors	24,494	16,331	(8,163)	(33.3)
Brushless DC fans	12,592	8,948	(3,644)	(28.9)
Other small precision motors	6,844	5,821	(1,023)	(14.9)

Sub-total	107,019	68,633	(38,386)	(35.9)
Mid-size motors	23,268	15,898	(7,370)	(31.7)
Machinery	18,161	19,714	1,553	8.6
Electronic and optical components	37,578	29,784	(7,794)	(20.7)
Others	7,124	7,157	33	0.5

Consolidated total	¥ 193,150	¥ 141,186	¥ (51,964)	(26.9)%

	(Yen in millions) For the nine months ended December 31
	2007	2008	Inc/Dec	%
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 171,192	¥ 147,358	¥ (23,834)	(13.9)%
Other small precision brushless DC motors	70,103	61,638	(8,465)	(12.1)
Brushless DC fans	36,764	31,369	(5,395)	(14.7)
Other small precision motors	17,267	18,211	944	5.5

Sub-total	295,326	258,576	(36,750)	(12.4)
Mid-size motors	70,941	63,500	(7,441)	(10.5)
Machinery	53,130	60,321	7,191	13.5
Electronic and optical components	110,055	101,298	(8,757)	(8.0)
Others	19,769	22,711	2,942	14.9

Consolidated total	¥ 549,221	¥ 506,406	¥ (42,815)	(7.8)%

Our net sales decreased ¥51,964 million, or 26.9%, from ¥193,150 million for the three months ended December 31, 2007 to ¥141,186 million for the three months ended December 31, 2008. Net sales of all product segments, excluding Machinery and Other products, decreased. This decrease was due to a world wide recession that reflected growing financial unrest, triggered by a variety of factors including the sub-prime loan crisis in the U.S.A. and yen appreciation against the U.S. dollar.

Our net sales decreased ¥42,815 million, or 7.8%, from ¥549,221 million for the nine months ended December 31, 2007 to ¥506,406 million for the nine months ended December 31, 2008.

(Small precision motors)

Net sales of small precision motors decreased ¥38,386 million, or 35.9%, from ¥107,019 million for the three months ended December 31, 2007 to ¥68,633 million for the three months ended December 31, 2008. Net sales of each product included in the “small precision motors” are as shown below.

Net sales of small precision motors decreased ¥36,750 million, or 12.4%, from ¥295,326 million for the nine months ended December 31, 2007 to ¥258,576 million for the nine months ended December 31, 2008.

Hard disk drives spindle motors

Net sales of hard disk drives spindle motors decreased ¥25,556 million, or 40.5%, from ¥63,089 million for the three months ended December 31, 2007 to ¥37,533 million for the three months ended December 31, 2008. Sales volume of hard disk drives spindle motors decreased by over 20% compared to the same period of the previous fiscal year. This volume decrease was mainly due to lower customers' demands due to drastic changes in the business climate since middle of November, 2008. In addition the yen appreciated against the U.S. dollar. Net sales of hard disk drives spindle motors accounted for 32.7% of total net sales for the three months ended December 31, 2007 and 26.6% of total net sales for the three months ended December 31, 2008.

Net sales of hard disk drives spindle motors decreased ¥23,834 million, or 13.9%, from ¥171,192 million for the nine months ended December 31, 2007 to ¥147,358 million for the nine months ended December 31, 2008.

Other small precision brushless DC motors

Net sales of other small precision brushless DC motors decreased ¥8,163 million, or 33.3%, from ¥24,494 million for the three months ended December 31, 2007 to ¥16,331 million for the three months ended December 31, 2008. This decrease was mainly due to a decrease in customer demand and yen appreciation against the U.S. dollar. Net sales of other small precision brushless DC motors accounted for 12.7% of total net sales for the three months ended December 31, 2007 and 11.6% of total net sales for the three months ended December 31, 2008.

Net sales of other small precision brushless DC motors decreased ¥8,465 million, or 12.1%, from ¥70,103 million for the nine months ended December 31, 2007 to ¥61,638 million for the nine months ended December 31, 2008.

Brushless DC fans

Net sales of brushless DC fans decreased ¥3,644 million, or 28.9%, from ¥12,592 million for the three months ended December 31, 2007 to ¥8,948 million for the three months ended December 31, 2008. This decrease was mainly due to a decrease in customer demand and yen appreciation against the U.S. dollar. Net sales of brushless DC fans accounted for 6.5% of total net sales for the three months ended December 31, 2007 and 6.3% of total net sales for the three months ended December 31, 2008.

Net sales of brushless DC fans decreased ¥5,395 million, or 14.7%, from ¥36,764 million for the nine months ended December 31, 2007 to ¥31,369 million for the nine months ended December 31, 2008.

Other small precision motors

Net sales of other small precision motors decreased ¥1,023 million, or 14.9%, from ¥6,844 million for the three months ended December 31, 2007 to ¥5,821 million for the three months ended December 31, 2008. This was mainly due to a decrease in customer demand. Net sales of other small precision motors accounted for 3.5% of total net sales for the three months ended December 31, 2007 and 4.1% of total net sales for the three months ended December 31, 2008.

Net sales of other small precision motors increased ¥944 million, or 5.5%, from ¥17,267 million for the nine months ended December 31, 2007 to ¥18,211 million for the nine months ended December 31, 2008.

(Mid-size motors)

Net sales of mid-size motors decreased ¥7,370 million, or 31.7%, from ¥23,268 million for the three months ended December 31, 2007 to ¥15,898 million for the three months ended December 31, 2008, due mainly to a decrease in demand of motors for automobiles. Net sales of other mid-size motors for home appliance and industrial use also decreased due to the current recession. Net sales of mid-size motors accounted for 12.0% of our total net sales for the three months ended December 31, 2007 and 11.3% of total net sales for the three months ended December 31, 2008.

Net sales of mid-size motors decreased ¥7,441 million, or 10.5%, from ¥70,941 million for the nine months ended December 31, 2007 to ¥63,500 million for the nine months ended December 31, 2008.

(Machinery)

Net sales of machinery increased ¥1,553 million, or 8.6%, from ¥18,161 million for the three months ended December 31, 2007 to ¥19,714 million for the three months ended December 31, 2008. This increase was primarily due to an increase in net sales of Nidec Sankyo's LCD panel handling robots due to recovered demand compared to the same period of the previous fiscal year. Net sales of Nidec-Shimpo's factory automation equipment and Nidec-Read's testing equipments also increased, but net sales of the remaining machinery decreased. Net sales of machinery accounted for 9.4% of our total net sales for the three months ended December 31, 2007 and 14.0% of total net sales for the three months ended December 31, 2008.

Net sales of machinery increased ¥7,191 million, or 13.5%, from ¥53,130 million for the nine months ended December 31, 2007 to ¥60,321 million for the nine months ended December 31, 2008.

(Electronic and optical components)

As of December 31, 2008, we discontinued our optical pickup unit (“OPU”) business which had been included within “electronic and optical components”. Net sales of electronic and optical components mentioned don't include the sales amounts of OPU business pursuant to the Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. The prior period sales amounts of the OPU have also been excluded from the net sales amounts  mentioned, retrospectively.

Net sales of electronic and optical components decreased ¥7,794 million, or 20.7%, from ¥37,578 million for the three months ended December 31, 2007 to ¥29,784 million for the three months ended December 31, 2008. This decrease was primarily due to a decrease in net sales of shutters for digital cameras and mobile phones by Nidec Copal, electronic components for amusement machines by Nidec Copal Electronics. Net sales of electronic and optical components accounted for 19.5% of our total net sales for the three months ended December 31, 2007 and 21.1% of total net sales for the three months ended December 31, 2008.

Net sales of electronic and optical components decreased ¥8,757 million, or 8.0%, from ¥110,055 million for the nine months ended December 31, 2007 to ¥101,298 million for the nine months ended December 31, 2008.

(Others)

Net sales of other products increased ¥33 million, or 0.5%, from ¥7,124 million for the three months ended December 31, 2007 to ¥7,157 million for the three months ended December 31, 2008. Net sales of other products accounted for 3.7% of total net sales for the three months ended December 31, 2007 and 5.0% of total net sales for the three months ended December 31, 2008.

Net sales of other products increased ¥2,942 million, or 14.9%, from ¥19,769 million for the nine months ended December 31, 2007 to ¥22,711 million for the nine months ended December 31, 2008.

Cost of Products Sold

Our cost of products sold decreased ¥39,230 million, or 26.0%, from ¥150,682 million for the three months ended December 31, 2007 to ¥111,452 million for the three months ended December 31, 2008. This decrease was due mainly to sharp decreases in sales and yen appreciation against the U.S. dollars.

As a percentage of net sales, our cost of products sold increased from 78.0% for the three months ended December 31, 2007 to 78.9% for the three months ended December 31, 2008. This increase was due to invariable fixed costs despite sharp decreases in sales.

Our cost of products sold decreased ¥37,133 million, or 8.6%, from ¥430,944 million for the nine months ended December 31, 2007 to ¥393,811 million for the nine months ended December 31, 2008.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses increased ¥868 million, or 7.3%, from ¥11,934 million for the three months ended December 31, 2007 to ¥12,802 million for the three months ended December 31, 2008. This increase was due mainly to a decrease in a gain related to fixed assets for the same period of the previous fiscal year and an increase in provision for doubtful accounts, which offset a decrease in personnel expenses.

As a percentage of net sales, our selling, general and administrative expenses increased from 6.2% for the three months ended December 31, 2007 to 9.1% for the three months ended December 31, 2008. This increase was due to sharp decreases in sales despite the improvement in cost efficiency.

Our selling, general and administrative expenses increased ¥1,874 million, or 4.9%, from ¥38,396 million for the nine months ended December 31, 2007 to ¥40,270 million for the nine months ended December 31, 2008.

Research and Development Expenses

Our research and development expenses decreased ¥522 million, or 7.0%, from ¥7,416 million for the three months ended December 31, 2007 to ¥6,894 million for the three months ended December 31, 2008. This decrease was primarily due to a decrease in research and development expenses related to small precision motors.

As a percentage of net sales, our research and development expenses increased from 3.8% for the three months ended December 31, 2007 to 4.9% for the three months ended December 31, 2008.

Our research and development expenses decreased ¥835 million, or 3.7%, from ¥22,344 million for the nine months ended December 31, 2007 to ¥21,509 million for the nine months ended December 31, 2008.

Operating Income

As a result of the foregoing, our operating income decreased ¥13,080 million, or 56.6%, from ¥23,118 million for the three months ended December 31, 2007 to ¥10,038 million for the three months ended December 31, 2008.

As a percentage of net sales, our operating income decreased from 12.0% for the three months ended December 31, 2007 to 7.1% for the three months ended December 31, 2008.

Our operating income decreased ¥6,721 million, or 11.7%, from ¥57,537 million for the nine months ended December 31, 2007 to ¥50,816 million for the nine months ended December 31, 2008.

Other Income (Expense)

Our other expense increased ¥11,191 million, from ¥925 million for the three months ended December 31, 2007 to ¥12,116 million for the three months ended December 31, 2008. This increase was mainly due to an increase in the foreign exchange loss.

Our foreign exchange loss, net increased ¥11,820 million, from ¥1,008 million for the three months ended December 31, 2007 to ¥12,828 million for the three months ended December 31, 2008.

Our other expense increased ¥6,091 million, or 178.0%, from ¥3,422 million for the nine months ended December 31, 2007 to ¥9,513 million for the nine months ended December 31, 2008. This increase was mainly due to foreign exchange rate fluctuations.

The exchange rate was ¥114.15 per U.S. dollar as of December 31, 2007 and ¥115.43 per U.S. dollar as of September 30, 2007. The yen appreciated to ¥91.03 per U.S. dollar as of December 31, 2008 and ¥103.57 per U.S. dollar as of September 30, 2008.

Income (Loss) from continuing operations before Income Taxes

As a result of the foregoing, we incurred loss before income taxes in the amount of ¥2,078 million for the three months ended December 31, 2008, while we had income before income taxes in the amount of ¥22,193 million for the three months ended December 31, 2007.

As a percentage of net sales, our income (loss) before income taxes decreased from 11.5% for the three months ended December 31, 2007 to minus 1.5 % for the three months ended December 31, 2008.

Our income before income taxes decreased ¥12,812 million, or 23.7%, from ¥54,115 million for the nine months ended December 31, 2007 to ¥41,303 million for the nine months ended December 31, 2008.

Income Taxes

Our income taxes decreased ¥5,752 million, or 97.1%, from ¥5,923 million for the three months ended December 31, 2007 to ¥171 million for the three months ended December 31, 2008.

Our income taxes decreased ¥2,806 million, or 19.8%, from ¥14,143 million for the nine months ended December 31, 2007 to ¥11,337 million for the nine months ended December 31, 2008.

The estimated effective income tax rate for the nine months ended December 31, 2008 was higher compared to the corresponding prior period. This was mainly due to the net impact of an increase in the impact of difference in the tax rates of foreign subsidiaries offset by increases in valuation allowance and in adoption of FIN No.48, Accounting for Uncertainty in Income Taxes.

For the details, please see Note 6.

Minority Interest in Income of Consolidated Subsidiaries

Our minority interest in income of consolidated subsidiaries decreased ¥2,138 million, or 91.6%, from ¥2,333 million for the three months ended December 31, 2007 to ¥195 million for the three months ended December 31, 2008. This decrease was primarily due to an increase in the loss of group companies such as Nidec Sankyo Corporation and certain of its subsidiaries.

Our minority interest in income of consolidated subsidiaries decreased ¥1,116 million, or 20.7%, from ¥5,386 million for the nine months ended December 31, 2007 to ¥4,270 million for the nine months ended December 31, 2008.

Equity in Net Income (Loss) of Affiliated Companies

Our equity in net income of affiliated companies decreased ¥2 million, or 11.1%, from ¥18 million for the three months ended December 31, 2007 to ¥16 million for the three months ended December 31, 2008.

Our equity in net loss of affiliated companies increased ¥71 million, from ¥7 million for the nine months ended December 31, 2007 to ¥78 million for the nine months ended December 31, 2008.

Income (Loss) from continuing operations

As a result of the foregoing, we incurred loss on continuing operations in the amount of ¥2,428 million for the three months ended December 31, 2008, while we had income from continuing operations in the amount of ¥13,955 million for the three months ended December 31, 2007.

As a percentage of net sales, our income (loss) from continuing operations decreased from 7.2% for the three months ended December 31, 2007 to minus 1.7 % for the three months ended December 31, 2008.

Our income from continuing operations decreased ¥8,961 million, or 25.9%, from ¥34,579 million for the nine months ended December 31, 2007 to ¥25,618 million for the nine months ended December 31, 2008.

Loss on discontinued operations

Our loss on discontinued operations increased ¥2,340 million from ¥9 million for the three months ended December 31, 2007 to ¥2,349 million for the three months ended December 31, 2008.

Our loss on discontinued operations increased ¥2,279 million, or 825.7%, from ¥276 million for the nine months ended December 31, 2007 to ¥2,555 million for the nine months ended December 31, 2008.

For the details, please see Note 8.

Net Income (Loss)

As a result of the foregoing, we incurred net loss in the amount of ¥4,777 million for the three months ended December 31, 2008, while we had net income in the amount of ¥13,946 million for the three months ended December 31, 2007.

As a percentage of net sales, our net income (loss) decreased from 7.2% for the three months ended December 31, 2007 to minus 3.4 % for the three months ended December 31, 2008.

Our net income decreased ¥11,240 million, or 32.8%, from ¥34,303 million for the nine months ended December 31, 2007 to ¥23,063 million for the nine months ended December 31, 2008.

Segment Information

Based on the applicable criteria set forth in the Statement of Financial Accounting Standards No. 131, “Disclosures about Segments of an Enterprise and Related Information” (“SFAS No. 131”), we have sixteen reportable operating segments on which we report in our consolidated financial statements. For the information required by SFAS No. 131, see Note 10 to our consolidated financial statements included in this release.

The NCJ segment comprises NIDEC Corporation in Japan, which primarily produces and sells hard disk drives spindle motors, DC motors, fans, and mid-size motors.

The NET segment comprises Nidec Electronics (Thailand) Co., Ltd. and Nidec Precision (Thailand) Co., Ltd., subsidiaries in Thailand, which primarily produce and sell hard disk drives spindle motors.

The NCC segment comprises Nidec (Zhejiang) Corporation, a subsidiary in China, which primarily produces and sells hard disk drives spindle motors.

The NCD segment comprises Nidec (Dalian) Limited, a subsidiary in China, which primarily produces and sells DC motors and fans.

The NCS segment comprises Nidec Singapore Pte. Ltd., a subsidiary in Singapore, which primarily produces and sells hard disk drives spindle motors and pivot assemblies, and sells DC motors and fans.

The NCH segment comprises Nidec (H.K.) Co., Ltd., a subsidiary in Hong Kong, which primarily sells hard disk drives spindle motors, DC motors and fans.

The NCF segment comprises Nidec Philippines Corporation and Nidec Precision Philippines Corporation, subsidiaries in The Philippines, which primarily produce and sell hard disk drives spindle motors.

The NSNK segment comprises Nidec Sankyo Corporation, a subsidiary in Japan, which primarily produces and sells DC motors, machinery, and optical and electronic parts.

The NCPL segment comprises Nidec Copal Corporation, a subsidiary in Japan, which primarily produces and sells optical and electronic parts and machinery.

The NTSC segment comprises Nidec Tosok Corporation, a subsidiary in Japan, which primarily produces and sells automobile parts and machinery.

The NCEL segment comprises Nidec Copal Electronics Corporation, a subsidiary in Japan, which primarily produces and sells electronic parts.

The NSRV segment comprises Nidec Servo Corporation in Japan, which primarily produces and sells DC motors, fans and other small precision motors. Japan Servo Co., Ltd. changed its name to Nidec Servo Corporation as of October 1, 2008 and ”JSRV” was changed to “NSRV”. NSRV has been a new operating segment since the three months ended September 30, 2007.

The NSBC segment comprises Nidec Shibaura Corporation, a subsidiary in Japan, which primarily produces and sells mid-size motors.

The NSCJ segment comprises Nidec-Shimpo Corporation, a subsidiary in Japan, which primarily produces and sells power transmission drives, measuring machines and electric potter’s wheels.

The NMA segment comprises Nidec Motors & Actuators (Germany) GmbH and other subsidiaries in Europe and North America, which primarily produce and sell in-car motors.

The NNSN segment comprises Nidec Nissin Corporation, a subsidiary in Japan, which primarily produces and sells optical components.

The All Others segment comprises subsidiaries that are operating segments but not designated as reportable segments due to materiality.

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified to conform to the current presentation.

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NCJ, NSNK, NCPL, NTSC, NCEL, NSRV, NSBC, NSCJ, NNSN apply Japanese GAAP; NET applies Thai accounting principles; NCC and NCD apply Chinese accounting principles; NCS applies Singaporean accounting principles; NCH applies Hong Kong accounting principles; NCF applies Philippine accounting principles; NMA mainly applies International Financial Reporting Standards (IFRS). Therefore our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent among segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs, and leases.

The first of the following two tables shows revenues from external customers and other operating segments by reportable operating segment for the three months ended December 31, 2007 and 2008. The second table shows operating profit or loss by reportable operating segment, which includes intersegment revenues, for the three months ended December 31, 2007 and 2008:

	Three months ended December 31
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
NCJ
External revenues	¥ 23,894	¥ 13,291	$ 146,007
Intersegment revenues	27,887	16,488	181,127

Sub total	51,781	29,779	327,134
NET
External revenues	27,820	15,869	174,327
Intersegment revenues	9,223	7,985	87,718

Sub total	37,043	23,854	262,045
NCC
External revenues	3,299	4,048	44,469
Intersegment revenues	3,149	458	5,031

Sub total	6,448	4,506	49,500
NCD
External revenues	1,064	1,350	14,830
Intersegment revenues	11,221	5,387	59,178

Sub total	12,285	6,737	74,008

	Three months ended December 31
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
NCS
External revenues	12,581	5,334	58,596
Intersegment revenues	75	53	582

Sub total	12,656	5,387	59,178
NCH
External revenues	11,076	9,458	103,900
Intersegment revenues	1,407	1,414	15,533

Sub total	12,483	10,872	119,433
NCF
External revenues	1,665	1,846	20,279
Intersegment revenues	10,909	4,363	47,929

Sub total	12,574	6,209	68,208
NSNK
External revenues	11,647	14,322	157,333
Intersegment revenues	3,054	2,795	30,704

Sub total	14,701	17,117	188,037
NCPL
External revenues	16,364	12,244	134,505
Intersegment revenues	1,821	2,105	23,124

Sub total	18,185	14,349	157,629
NTSC
External revenues	6,639	5,565	61,134
Intersegment revenues	63	36	395

Sub total	6,702	5,601	61,529
NCEL
External revenues	6,366	4,972	54,619
Intersegment revenues	1,046	1,416	15,556

Sub total	7,412	6,388	70,175
NSRV
External revenues	6,927	4,350	47,786
Intersegment revenues	936	763	8,382

Sub total	7,863	5,113	56,168
NSBC
External revenues	3,928	3,208	35,241
Intersegment revenues	740	710	7,800

Sub total	4,668	3,918	43,041
NSCJ
External revenues	2,836	2,399	26,354
Intersegment revenues	637	508	5,581

Sub total	3,473	2,907	31,935
NMA
External revenues	8,709	4,379	48,105
Intersegment revenues	117	5	55

Sub total	8,826	4,384	48,160

	Three months ended December 31
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
NNSN
External revenues	2,788	2,334	25,640
Intersegment revenues	198	131	1,439

Sub total	2,986	2,465	27,079
All Others
External revenues	42,590	31,333	344,206
Intersegment revenues	56,237	42,568	467,627

Sub total	98,827	73,901	811,833
Total
External revenues	190,193	136,302	1,497,331
Intersegment revenues	128,720	87,185	957,761

Adjustments(*)	2,957	4,884	53,652
Intersegment elimination	(128,720)	(87,185)	(957,761)

Consolidated total (net sales)	¥ 193,150	¥ 141,186	$ 1,550,983

 (*) See Note 10 to the unaudited interim consolidated financial statements.

	Three months ended December 31
	2007	2008	2008
	(Yen in millions and U.S. dollars in thousands)
Segment profit or loss:
NCJ	¥ 4,814	¥ 468	$ 5,141
NET	3,969	3,948	43,370
NCC	260	(211)	(2,318)
NCD	1,156	493	5,416
NCS	409	55	604
NCH	183	140	1,538
NCF	1,163	485	5,328
NSNK	1,197	1,004	11,029
NCPL	716	307	3,373
NTSC	521	(14)	(154)
NCEL	1,283	480	5,273
NSRV	52	(325)	(3,570)
NSBC	(96)	(162)	(1,780)
NSCJ	314	59	648
NMA	194	(427)	(4,691)
NNSN	160	41	451
All Others	6,312	3,198	35,132

Total	22,607	9,539	104,790

Adjustments (*)	511	499	5,481

Consolidated total	¥ 23,118	¥ 10,038	$ 110,271

(*) See Note 10 to the unaudited interim consolidated financial statements.

Net sales of NCJ decreased ¥22,002 million, or 42.5%, from ¥51,781 million for the three months ended December 31, 2007 to ¥29,779 million for the three months ended December 31, 2008. The main reasons for this decrease were due primarily to the change in the exchange rate and a rapid decrease in the demand of hard disk drives spindle motors and other small precision motors. External revenues of NCJ decreased ¥10,603 million, or 44.4%, from ¥23,894 million for the three months ended December 31, 2007 to ¥13,291 million for the three months ended December 31, 2008. Operating profit of NCJ decreased ¥4,346 million, or 90.3%, from ¥4,814 million for the three months ended December 31, 2007 to ¥468 million for the three months ended December 31, 2008. This decrease was due primarily to a rapid decrease in sales of hard disk drives spindle motors.

Net sales of NET decreased ¥13,189 million, or 35.6%, from ¥37,043 million for the three months ended December 31, 2007 to ¥23,854 million for the three months ended December 31, 2008 due primarily to the change in the exchange rate and a rapid decrease in the demand of hard disk drives spindle motors by a world wide recession. Operating profit decreased ¥21 million, or 0.5%, from ¥3,969 million for the three months ended December 31, 2007 to ¥3,948 million for the three months ended December 31, 2008. This was due primarily to the change in the exchange rate, despite a reduction of fixed cost.

Net sales of NCC decreased ¥1,942 million, or 30.1%, from ¥6,448 million for the three months ended December 31, 2007 to ¥4,506 million for the three months ended December 31, 2008. The main reasons for this decrease were due primarily to the change in the exchange rate and a rapid decrease in the demand of hard disk drives spindle motors. NCC had operating profit of ¥260 million for the three months ended December 31, 2007 and operating loss of ¥211 million for the three months ended December 31, 2008. This was due primarily to a rapid decrease in sales of hard disk drives spindle motors.

Net sales of NCD decreased ¥5,548 million, or 45.2%, from ¥12,285 million for the three months ended December 31, 2007 to ¥6,737 million for the three months ended December 31, 2008. The main reasons for this decrease were due primarily to the change in the exchange rate and a rapid decrease in the demand of small precision motors. Operating profit decreased ¥663 million, or 57.4%, from ¥1,156 million for the three months ended December 31, 2007 to ¥493 million for the three months ended December 31, 2008. This was due primarily to a rapid decrease in sales of the products with higher margins.

Net sales of NCS decreased ¥7,269 million, or 57.4%, from ¥12,656 million for the three months ended December 31, 2007 to ¥5,387 million for the three months ended December 31, 2008, resulting primarily from a decrease in sales of hard disk drives spindle motors to a main customer, which transferred its production from Singapore to China and Thailand. Operating profit decreased ¥354 million, or 86.6%, from ¥409 million for the three months ended December 31, 2007 to ¥55 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales of hard disk drives spindle motors manufactured by NCS along with the transfer of its manufacturing to other subsidiaries.

Net sales of NCH decreased ¥1,611 million, or 12.9%, from ¥12,483 million for the three months ended December 31, 2007 to ¥10,872 million for the three months ended December 31, 2008. This decrease was due primarily to the change in the exchange rate. Operating profit decreased ¥43 million, or 23.5%, from ¥183 million for the three months ended December 31, 2007 to ¥140 million for the three months ended December 31, 2008. This decrease was due primarily to the change in the exchange rate.

Net sales of NCF decreased ¥6,365 million, or 50.6%, from ¥12,574 million for the three months ended December 31, 2007 to ¥6,209 million for the three months ended December 31, 2008. The major reason for this decrease was a rapid decrease in the demand of hard disk drives spindle motors. Operating profit decreased ¥678 million, or 58.3%, from ¥1,163 million for the three months ended December 31, 2007 to ¥485 million for the three months ended December 31, 2008. The major reasons for this decrease were due mainly to a rapid decrease in sales of hard disk drives spindle motors and a delay in cost reduction of new models.

Net sales of NSNK increased ¥2,416 million, or 16.4%, from ¥14,701 million for the three months ended December 31, 2007 to ¥17,117 million for the three months ended December 31, 2008. This was due primarily to an increase in sales of LCD panel handling robots, despite a decrease in sales of electronic components and cardreaders. However, operating profit decreased ¥193 million, or 16.1%, from ¥1,197 million for the three months ended December 31, 2007 to ¥1,004 million for the three months ended December 31, 2008. The major reason for this decrease was a decrease in sales of electronic components and cardreaders, despite the increase in sales of robots.

Net sales of NCPL decreased ¥3,836 million, or 21.1%, from ¥18,185 million for the three months ended December 31, 2007 to ¥14,349 million for the three months ended December 31, 2008. This was due primarily to a decrease in the demand of products related to digital cameras and camera shutters for mobile phones. Operating profit decreased ¥409 million, or 57.1%, from ¥716 million for the three months ended December 31, 2007 to ¥307 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales of products related to digital cameras and camera shutters for mobile phones.

Net sales of NTSC decreased ¥1,101 million, or 16.4%, from ¥6,702 million for the three months ended December 31, 2007 to ¥5,601 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales of semiconductor manufacturing equipment due to the world wide recession. NTSC had operating profit of ¥521 million for the three months ended December 31, 2007 and operating loss of ¥14 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales of semiconductor manufacturing equipment and a decrease in profitability in the auto parts.

Net sales of NCEL decreased ¥1,024 million, or 13.8%, from ¥7,412 million for the three months ended December 31, 2007 to ¥6,388 million for the three months ended December 31, 2008. This decrease was due primarily to a decrease in sales of actuators for the amusement machines and other electronic components. Operating profit decreased ¥803 million, or 62.6%, from ¥1,283 million for the three months ended December 31, 2007 to ¥480 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales.

Net sales of NSRV decreased ¥2,750 million, or 35.0%, from ¥7,863 million for the three months ended December 31, 2007 to ¥5,113 million for the three months ended December 31, 2008. This was due primarily to a rapid decrease in the demand of small precision motors. NSRV had operating profit of ¥52 million for the three months ended December 31, 2007 and operating loss of ¥325 million for the three months ended December 31, 2008. This was due primarily to a rapid decrease in sales.

Net sales of NSBC decreased ¥750 million, or 16.1%, from ¥4,668 million for the three months ended December 31, 2007 to ¥3,918 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales of mid-size motors due to the world wide recession. Operating loss increased ¥66 million, or 68.8%, from ¥96 million for the three months ended December 31, 2007 to ¥162 million for the three months ended December 31, 2008. This was due primarily to a delay in fixed cost reduction, despite a decrease in sales.

Net sales of NSCJ decreased ¥566 million, or 16.3%, from ¥3,473 million for the three months ended December 31, 2007 to ¥2,907 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales of power transmission equipment due to the world wide recession. Operating profit decreased ¥255 million, or 81.2%, from ¥314 million for the three months ended December 31, 2007 to ¥59 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales.

Net sales of NMA decreased ¥4,442 million or 50.3%, from ¥8,826 million for the three months ended December 31, 2007 to ¥4,384 million for the three months ended December 31, 2008 due primarily to a rapid decrease in the demand of automobiles due to the world wide recession. NMA had operating profit of ¥194 million for the three months ended December 31, 2007 and operating loss of ¥427 million for the three months ended December 31, 2008. This was due primarily to a rapid decrease in sales.

Net sales of NNSN decreased ¥521 million, or 17.4%, from ¥2,986 million for the three months ended December 31, 2007 to ¥2,465 million for the three months ended December 31, 2008. This decrease was primarily due to a decrease in sales of products related to engineering plastics and plastics for lens. Operating profit decreased ¥119 million, or 74.4%, from ¥160 million for the three months ended December 31, 2007 to ¥41 million for the three months ended December 31, 2008. This decrease was primarily due to a decrease in sales.

Within the All Others segment, net sales decreased ¥24,926 million, or 25.2% from ¥98,827 million for the three months ended December 31, 2007 to ¥73,901 million for the three months ended December 31, 2008. This decrease was primarily due to a decrease in many other segments by a world wide recession. Operating profit decreased ¥3,114 million, or 49.3%, from ¥6,312 million for the three months ended December 31, 2007 to ¥3,198 million for the three months ended December 31, 2008. This was due primarily to a decrease in sales.

Liquidity and Capital Resources

During the nine months ended December 31, 2008, our total assets decreased ¥11,602 million, or 1.7%, from ¥671,714 million to ¥660,112 million. The decrease of ¥11,602 million was due primarily to decreases from the following components:

・ Trade accounts receivable decreased ¥22,848 million due primarily to a decrease of net sales and the effect of exchange rate changes; and

・ Property, plant and equipment decreased ¥10,848 million due primarily to the effect of exchange rate changes and disposal of fixed assets derived from discontinued operations.

On the other hand, cash and cash equivalents increased ¥13,977 million due to the reason as mentioned below under “Cash Flows”.

During the nine months ended December 31, 2008, our total liabilities increased ¥22,454 million, or 7.9%, from ¥283,944 million to ¥306,398 million. The increase of ¥22,454 million was due mainly to an increase in short-term borrowings of ¥82,165 million owing to redemption of corporate bonds, purchase of treasury stock and marketable securities and additional investments in subsidiaries.

On the other hand, current portion of long-term debt decreased ¥27,223 million owing to redemption of corporate bonds. In addition, trade notes and accounts payable decreased ¥24,083 million due primarily to a decrease of purchases which was affected by the sales decrease and the effect of exchange rate changes.

During the nine months ended December 31, 2008, our working capital, defined as current assets less current liabilities, decreased ¥26,254 million, or 25.3%, from ¥103,899 million to ¥77,645 million.

During the nine months ended December 31, 2008, our total shareholders’ equity decreased ¥27,594 million, or 8.6%, from ¥319,584 million to ¥291,990 million. The decrease of ¥27,594 million was primarily due to foreign currency translation adjustments of ¥19,143 million owing to sharp appreciation of the yen, loan to shareholder of ¥14,500 million and purchase of treasury stock of ¥6,473 million. Those factors offset increases in retained earnings of ¥14,258 million. As a result, the ratio of stockholders’ equity to total assets decreased 3.4% from 47.6% as of March 31, 2008 to 44.2% as of December 31, 2008.

Cash Flows

Net cash provided by operating activities decreased ¥10,090 million from ¥57,285 million for the nine months ended December 31, 2007 to ¥47,195 million for the nine months ended December 31, 2008. Amid global economic crisis, the decreased cash inflows in operating activities were due primarily to the decreases in net income of ¥11,240 million and changes in operating assets and liabilities of ¥612 million, resulted from a decrease in net sales. The ¥612 million consisted of the decrease in operating assets of ¥24,604 million and notes and accounts payable of ¥25,216 million. On the other hand, the increase in foreign currency adjustments of ¥7,096 million was due mainly to the sharp appreciation of the yen.

Net cash used in investing activities increased ¥12,906 million from ¥32,887 million for the nine months ended December 31, 2007 to ¥45,793 million for the nine months ended December 31, 2008. The increased cash outflows in investing activities were due primarily to an increase in additions to property, plant and equipment of ¥5,305 million, purchases of marketable securities of ¥3,500 million and payments for additional investments in subsidiaries of ¥1,265 million.

Net cash provided by financing activities was ¥24,497 million for the nine months ended December 31, 2008 while net cash used in financing activities was ¥22,100 million for the nine months ended December 31, 2007. The increased cash inflows of ¥46,597 million in financing activities were due mainly to an increase in short-term borrowings of ¥95,473 million. The increase in short-term borrowings offset redemption of corporate bonds of ¥26,412 million, payment for loan to shareholder of ¥14,500 million, purchases of treasury stock of ¥6,456 million and an increase in dividends paid of ¥1,457 million.

As a result of the foregoing factors and the effect of exchange rate changes, our total outstanding balance of cash and cash equivalents increased ¥13,977 million from ¥100,809 million as of March 31, 2008 to ¥114,786 million as of December 31, 2008.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

ASSETS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	2008		December 31,
	March 31	December 31	2008

Current assets:
Cash and cash equivalents	¥ 100,809	¥ 114,786	$ 1,260,969
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥795 million at March 31, 2008 and ¥466 million ($5,119 thousand) at December 31, 2008
Notes	17,205	18,236	200,330
Accounts	148,928	126,080	1,385,038
Inventories:
Finished goods	32,735	35,081	385,378
Raw materials	17,849	17,464	191,849
Work in progress	16,164	16,812	184,686
Project in progress	816	1,205	13,237
Supplies and other	2,254	2,140	23,509
Other current assets	20,238	24,094	264,682

Total current assets	356,998	355,898	3,909,678

Marketable securities, other securities investments and other investments	15,485	13,648	149,929
Investments in and advances to affiliated companies	2,102	1,634	17,950

	17,587	15,282	167,879

Property, plant and equipment:
Land	39,389	39,220	430,847
Buildings	110,258	108,695	1,194,057
Machinery and equipment	264,019	247,476	2,718,620
Construction in progress	11,309	13,305	146,161

	424,975	408,696	4,489,685
Less - Accumulated depreciation	(226,146)	(220,715)	(2,424,640)

	198,829	187,981	2,065,045

Goodwill	71,223	73,675	809,349
Other non-current assets, net of allowance for doubtful accounts of ¥1,451 million at March 31, 2008 and ¥1,595 million ($17,522 thousand) at December 31, 2008	27,077	27,276	299,636

Total assets	¥ 671,714	¥ 660,112	$ 7,251,587

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED BALANCE SHEETS

LIABILITIES AND SHAREHOLDERS’ EQUITY

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	2008		December 31,
	March 31	December 31	2008

Current liabilities:
Short-term borrowings	¥ 68,854	¥ 151,019	$ 1,659,003
Current portion of long-term debt	29,196	1,973	21,674
Trade notes and accounts payable	121,698	97,615	1,072,339
Other current liabilities	33,351	27,646	303,702

Total current liabilities	253,099	278,253	3,056,718

Long-term liabilities:
Long-term debt	3,430	2,735	30,045
Accrued pension and severance costs	14,953	14,154	155,487
Other long-term liabilities	12,462	11,256	123,651

Total long-term liabilities	30,845	28,145	309,183

Minority interest in consolidated subsidiaries	68,186	61,724	678,062

Commitments and contingencies (Note 7)
Shareholders’ equity:
Common stock authorized: 480,000,000 shares issued and outstanding: 144,987,492 shares at March 31, 2008 and 145,075,080 shares at December 31, 2008	66,248	66,551	731,089
Additional paid-in capital	68,859	69,162	759,772
Retained earnings	193,407	207,665	2,281,280
Accumulated other comprehensive income
Foreign currency translation adjustments	(10,233)	(29,376)	(322,707)
Unrealized gains (losses) from securities, net	1,016	(1,094)	(12,018)
Pension liability adjustments	568	336	3,691
Treasury stock, at cost: 47,495 shares at March 31, 2008 and 1,787,918 shares at December 31, 2008	(281)	(6,754)	(74,195)
Loan to shareholder	-	(14,500)	(159,288)

Total shareholders’ equity	319,584	291,990	3,207,624

Total liabilities and shareholders’ equity	¥ 671,714	¥ 660,112	$ 7,251,587

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2007	2008	2008
Net sales	¥ 193,150	¥ 141,186	$ 1,550,983
Operating expenses:
Cost of products sold	150,682	111,452	1,224,344
Selling, general and administrative expenses	11,934	12,802	140,635
Research and development expenses	7,416	6,894	75,733
	170,032	131,148	1,440,712
Operating income	23,118	10,038	110,271
Other income (expense):
Interest and dividend income	557	771	8,470
Interest expense	(372)	(347)	(3,812)
Foreign exchange loss, net	(1,008)	(12,828)	(140,921)
(Loss) gain on marketable securities, net	(2)	127	1,395
Other, net	(100)	161	1,769
	(925)	(12,116)	(133,099)
Income (loss) from continuing operations before income taxes	22,193	(2,078)	(22,828)
Income taxes	(5,923)	(171)	(1,878)
Income (loss) from continuing operations before minority interest and equity in earnings of affiliated companies	16,270	(2,249)	(24,706)
Minority interest in income of consolidated subsidiaries	2,333	195	2,142
Equity in net income of affiliated companies	(18)	(16)	(175)
Income (loss) from continuing operations	13,955	(2,428)	(26,673)
Loss on discontinued operations	(9)	(2,349)	(25,804)
Net income (loss)	¥ 13,946	¥ (4,777)	$ (52,477)

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income (loss) from continuing operations	¥ 96.28	¥ (16.85)	$ (0.18)
Loss on discontinued operations	(0.06)	(16.31)	(0.18)
Net income (loss)	96.22	(33.16)	(0.36)
Earning per share - diluted
Income (loss) from continuing operations	93.68	(16.85)	(0.18)
Loss on discontinued operations	(0.06)	(16.31)	(0.18)
Net income (loss)	93.62	(33.16)	(0.36)
Cash dividends	¥ 25.00	¥ 30.00	$ 0.33

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2007	2008	2008
Net sales	¥ 549,221	¥ 506,406	$ 5,563,067
Operating expenses:
Cost of products sold	430,944	393,811	4,326,167
Selling, general and administrative expenses	38,396	40,270	442,382
Research and development expenses	22,344	21,509	236,284
	491,684	455,590	5,004,833
Operating income	57,537	50,816	558,234
Other income (expense):
Interest and dividend income	2,062	2,039	22,399
Interest expense	(1,879)	(1,054)	(11,579)
Foreign exchange loss, net	(2,645)	(10,155)	(111,557)
Gain from marketable securities, net	117	70	769
Other, net	(1,077)	(413)	(4,536)
	(3,422)	(9,513)	(104,504)
Income from continuing operations before income taxes	54,115	41,303	453,730
Income taxes	(14,143)	(11,337)	(124,542)
Income from continuing operations before minority interest and equity in earnings of affiliated companies	39,972	29,966	329,188
Minority interest in income of consolidated subsidiaries	5,386	4,270	46,907
Equity in net losses of affiliated companies	7	78	857
Income from continuing operations	34,579	25,618	281,424
Loss on discontinued operations	(276)	(2,555)	(28,068)
Net income	¥ 34,303	¥ 23,063	$ 253,356

	Yen		U.S. dollars
Per share data:
Earning per share - basic
Income from continuing operations	¥ 238.63	¥ 177.08	$ 1.94
Loss on discontinued operations	(1.90)	(17.66)	(0.19)
Net income	236.73	159.42	1.75
Earning per share - diluted
Income from continuing operations	232.13	173.25	1.90
Loss on discontinued operations	(1.85)	(17.31)	(0.19)
Net income	230.28	155.94	1.71
Cash dividends	¥ 50.00	¥ 60.00	$ 0.66

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

AND COMPREHENSIVE INCOME

(Unaudited)

	Yen in millions
	Common stock		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Loan to shareholder	Total
	Shares	Amount
Balance at March 31, 2008	144,987,492	¥66,248	¥68,859	¥193,407	¥(8,649)	¥(281)	-	¥319,584
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax				(106)	(5)			(111)
Comprehensive income:
Net income				23,063				23,063
Other comprehensive income (loss):
Foreign currency translation adjustments					(19,143)			(19,143)
Unrealized losses on securities, net of reclassification adjustment					(2,110)			(2,110)
Pension liability adjustments					(227)			(227)

Total comprehensive income								1,583

Dividends paid				(8,699)				(8,699)
Conversion of convertible debt	87,588	303	303					606
Purchase of treasury stock						(6,473)		(6,473)
Payment for loan to shareholder							(14,500)	(14,500)

Balance at December 31, 2008	145,075,080	¥66,551	¥ 69,162	¥207,665	¥(30,134)	¥(6,754)	¥(14,500)	¥291,990

	U.S. dollars in thousands
	Common Stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Treasury stock, at cost	Loan to shareholder	Total

Balance at March 31, 2008	$727,760	$756,443	$2,124,650	$(95,013)	$(3,087)	-	$3,510,753
Effects of changing pension plan measurement date pursuant to SFAS No. 158, net of tax			(1,164)	(55)			(1,219)
Comprehensive income:
Net income			253,356				253,356
Other comprehensive income (loss):
Foreign currency translation adjustments				(210,293)			(210,293)
Unrealized losses on securities, net of reclassification adjustment				(23,179)			(23,179)
Pension liability adjustments				(2,494)			(2,494)

Total comprehensive income							17,390

Dividends paid			(95,562)				(95,562)
Conversion of convertible debt	3,329	3,329					6,658
Purchase of treasury stock					(71,108)		(71,108)
Payment for loan to shareholder						(159,288)	(159,288)

Balance at December 31, 2008	$731,089	$759,772	$2,281,280	$(331,034)	$(74,195)	$(159,288)	$3,207,624

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2007	2008	2008
Cash flows from operating activities:
Net income	¥ 34,303	¥ 23,063	$ 253,356
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	28,171	26,123	286,971
Gain from marketable securities, net	(117)	(70)	(769)
Loss on sales, disposal or impairment of property, plant and equipment	341	554	6,086
Minority interest in income of consolidated subsidiaries	5,232	3,302	36,274
Equity in net losses of affiliated companies	7	78	857
Foreign currency adjustments	1,707	8,803	96,704
Changes in operating assets and liabilities:
(Increase) decrease in notes and accounts receivable	(13,843)	14,781	162,375
Increase in inventories	(2,286)	(6,306)	(69,274)
Increase (decrease) in notes and accounts payable	7,665	(17,551)	(192,805)
Other	(3,895)	(5,582)	(61,320)
Net cash provided by operating activities	57,285	47,195	518,455
Cash flows from investing activities:
Additions to property, plant and equipment	(25,972)	(31,277)	(343,590)
Proceeds from sales of property, plant and equipment	1,907	590	6,481
Payments for loans receivable	(160)	(106)	(1,164)
Collection of loans receivable	146	109	1,197
Purchases of marketable securities	(107)	(3,607)	(39,624)
Proceeds from sales of marketable securities	2,029	63	692
Acquisitions of consolidated subsidiaries, net of cash acquired	(2,618)	(756)	(8,305)
Payments for additional investments in subsidiaries	(6,604)	(7,869)	(86,444)
Other	(1,508)	(2,940)	(32,296)
Net cash used in investing activities	(32,887)	(45,793)	(503,053)
Cash flows from financing activities:
(Decrease) increase in short-term borrowings	(11,251)	84,222	925,211
Proceeds from issuance of long-term debt	-	88	967
Repayments of long-term debt	(2,523)	(1,525)	(16,753)
Redemption of corporate bonds	-	(26,412)	(290,146)
Proceeds from issuance of new shares	761	-	-
Purchases of trasury stock	(17)	(6,473)	(71,108)
Payment for loan to shareholder	-	(14,500)	(159,288)
Dividends paid	(7,242)	(8,699)	(95,562)
Other	(1,828)	(2,204)	(24,212)
Net cash (used in) provided by financing activities	(22,100)	24,497	269,109
Effect of exchange rate changes on cash and cash equivalents	(895)	(11,922)	(130,968)
Net increase in cash and cash equivalents	1,403	13,977	153,543
Cash and cash equivalents at beginning of period	88,784	100,809	1,107,426
Cash and cash equivalents at end of period	¥ 90,187	¥ 114,786	$ 1,260,969

The accompanying notes are an integral part of these financial statements.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Basis of preparation:

The accompanying interim condensed consolidated financial statements of NIDEC Corporation (the “Company”, and together with its consolidated subsidiaries, “NIDEC”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), however, certain footnotes required by U.S. GAAP have been omitted. The interim condensed consolidated financial statements are unaudited but include all adjustments, consisting of only normal recurring adjustments, which the Company considers necessary for a fair presentation of the consolidated financial position and the consolidated results of its operations and cash flows. Results for the nine months ended December 31, 2008 are not necessarily indicative of results that may be expected for the full year. The consolidated balance sheet at March 31, 2008, has been derived from the audited consolidated financial statements at that date, but does not include all of the information required by U.S. GAAP for complete financial statements. For further information, refer to the audited consolidated financial statements and footnotes thereto for the year ended March 31, 2008, included on Form 20-F/A, filed with the Securities and Exchange Commission on December 24, 2008.

U.S. dollar amounts are included solely for the convenience of readers at the rate of ¥91.03 = US$1, the approximate current exchange rate at December 31, 2008.

Certain reclassifications in the consolidated balance sheets as of March 31, 2008, the consolidate statements of income for the three and nine months ended December 31, 2007 and the consolidated statements of cash flows for the nine months ended December 31, 2007 have been made to conform to the presentation used for the three and nine months ended December 31, 2008.

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business. The results of the OPU business were previously recorded in the NSNK and All Others reporting segments. The operating results of the OPU business and exit costs with related taxes were recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. All prior period information has been reclassified to be consistent with the current period presentation.

2. Goodwill and other intangible assets

Goodwill represents the excess of purchase price and related costs over the fair value of net assets of acquired businesses. Under SFAS No. 142 “Goodwill and Other Intangible Assets”, goodwill is not amortized but rather tested annually for impairment. If, between annual tests, an event, which would reduce the fair value below its carrying amount, occurs, NIDEC would recognize an impairment at such time.

Due to the discontinuation of the operations, an impairment loss of ¥360 million of goodwill in “All Others” segment was recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with SFAS No.144, “Accounting for the impairment or disposal of Long-Lived Assets”.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

The changes in the carrying amount of goodwill for the nine months ended December 31, 2008 are as follows:

	Yen in millions	U.S dollars in thousands
Balance as of April 1, 2008	¥ 71,223	$ 782,412
Acquired during nine months	2,812	30,891
Impairment loss during nine months	(360)	(3,954)

Balance as of December 31, 2008	¥ 73,675	$ 809,349

3. Earnings per share:

The tables below set forth a reconciliation of the differences between basic and diluted income (loss) per share for the three months and nine months ended December 31, 2007 and 2008:

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss)	Weighted- average shares	Net income (loss) per share	Net income (loss) per share
For the three months ended December 31, 2007:
Basic net income (loss) per share
Income from continuing operations	¥ 13,955	144,940	¥96.28
Loss on discontinued operations	(9)	144,940	(0.06)
Net income available to common shareholders	13,946	144,940	96.22
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Diluted net income (loss) per share
Income from continuing operations	13,955	148,962	93.68
Loss on discontinued operations	(9)	148,962	(0.06)
Net income for computation	¥ 13,946	148,962	¥ 93.62
For the three months ended December 31, 2008:
Basic net loss per share
Loss on continuing operations	¥ (2,428)	144,098	¥ (16.85)	$ (0.18)
Loss on discontinued operations	(2,349)	144,098	(16.31)	(0.18)
Net loss available to common shareholder	(4,777)	144,098	(33.16)	(0.36)
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	(3)	727
Diluted net loss per share
Loss on continuing operations	(2,428)	144,098	(16.85)	(0.18)
Loss on discontinued operations	(2,349)	144,098	(16.31)	(0.18)
Net loss for computation	¥ (4,777)	144,098	¥ (33.16)	$ (0.36)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions	Thousands of shares	Yen	U.S. dollars
	Net income (loss)	Weighted- average shares	Net income (loss) per share	Net income (loss) per share
For the nine months ended December 31, 2007:
Basic net income (loss) per share
Income from continuing operations	¥ 34,579	144,906	¥ 238.63
Loss on discontinued operations	(276)	144,906	(1.90)
Net income available to common shareholders	34,303	144,906	236.73
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	-	4,022
Stock option	-	34
Diluted net income (loss) per share
Income from continuing operations	34,579	148,962	232.13
Loss on discontinued operations	(276)	148,962	(1.85)
Net income for computation	¥ 34,303	148,962	¥ 230.28
For the nine months ended December 31, 2008:
Basic net income (loss) per share
Income from continuing operations	25,618	144,669	¥ 177.08	$ 1.94
Loss on discontinued operations	(2,555)	144,669	(17.66)	(0.19)
Net income available to common shareholder	23,063	144,669	159.42	1.75
Effect of dilutive securities
Zero coupon 0.0% convertible bonds	(48)	2,919
Diluted net income (loss) per share
Income from continuing operations	25,570	147,588	173.25	1.90
Loss on discontinued operations	(2,555)	147,588	(17.31)	(0.19)
Net income for computation	¥ 23,015	147,588	¥ 155.94	$ 1.71

4. Summarized income statement information for affiliated companies:

Summarized financial information for affiliated companies accounted for by the equity method is shown below:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2007	2008	2008
Net revenue	¥ 12,374	¥ 9,659	$ 106,108
Gross profit	¥ 1,037	¥ 738	$ 8,107
Net income	¥ 15	¥ (263)	$ (2,889)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

5. Pension and severance plans:

The amounts of net periodic benefit cost in pension and severance plans for the nine months ended December 31, 2007 and 2008 were as follows:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2007	2008	2008
Service cost	¥ 908	¥ 1,122	$ 12,326
Interest cost	419	433	4,757
Expected return on plan assets	(149)	(118)	(1,296)
Amortization of net actuarial gain	(3)	(8)	(88)
Amortization of prior service cost	(47)	(47)	(516)
Cost for defined contribution plans and others	458	445	4,887

Net periodic pension cost	¥ 1,586	¥ 1,827	$ 20,070

As of April 1, 2008, NIDEC adopted the measurement date provision of SFAS No. 158. In accordance with this provision, the measurement dates of some of the benefit pension plans were changed to the date of the employer's fiscal year-end from within the three months prior to the year-end. By the application of the second approach described in the paragraph 19 of SFAS No. 158, at the beginning of this fiscal year, accrued pension and severance costs increased by ¥225 million. Furthermore, retained earnings, net of tax were reduced by ¥106 million and accumulated other comprehensive income, net of tax was reduced by ¥5 million.

6. Income taxes:

NIDEC is subject to a number of different income taxes, which, in the aggregate, indicate statutory rates in Japan of approximately 41.0% for the nine months ended December 31, 2007 and 2008. Reconciliation of the differences between the statutory tax rates and the estimated effective income tax rates is as follows:

	For the nine months ended December 31
	2007	2008
Statutory tax rate	41.0%	41.0%
Increase (reduction) in taxes resulting from:
Difference in statutory tax rate of foreign subsidiaries	(16.9)	(21.5)
Tax on undistributed earnings	0.6	(0.3)
Valuation allowance	2.5	4.8
Liabilities for unrecognized tax benefits	-	2.8
Other	(1.1)	0.6

Estimated effective income tax rate	26.1%	27.4%

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The estimated effective income tax rate for the nine months ended December 31, 2008 was higher compared to the corresponding prior period. This was mainly due to the net impact of an increase in the impact of difference in the tax rates of foreign subsidiaries offset by increases in valuation allowance and in adoption of FIN No.48, Accounting for Uncertainty in Income Taxes.

7. Contingencies:

Contingent liabilities for guarantees given in the ordinary course of business amounted to approximately ¥223 million ($2,450 thousand) at December 31, 2008.

NIDEC has guaranteed approximately ¥223 million ($2,450 thousand) of bank loans for employees in connection with their housing costs. If an employee defaults on his/her loan payments, NIDEC would be required to perform under the guarantee.

The undiscounted maximum amount of NIDEC’s obligation to make future payments in the event of defaults is approximately ¥223 million ($2,450 thousand). The current carrying amount of the liabilities for our obligations under the guarantee is zero.

8. Discontinued Operations

As of December 31, 2008, NIDEC discontinued its optical pickup unit (“OPU”) business.  The results of the OPU business were previously recorded in the NSNK and All Others reporting segments. NIDEC discontinued the OPU business by winding down operations in an effort to concentrate management resources and focus capital and R&D expenditures on other growing businesses. Total exit costs were ¥3,740 million (net of tax ¥2,431 million), which includes an impairment loss of ¥360 million of goodwill, loss on disposal of fixed assets and inventories, and other closing costs. The operating results of the OPU business and exit costs with related taxes were recorded as “loss on discontinued operations” in the consolidated statement of income in accordance with Statement of Financial Accounting Standards No.144, “Accounting for the impairment or disposal of Long-Lived Assets”. All prior period information has been reclassified to be consistent with the current period presentation.

Operating results of discontinued operations for the three months and the nine months ended December 31, 2007 and 2008 were as follows:

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2007	2008	2008
Net sales	¥ 3,137	¥ 1,260	$ 13,842
Loss on discontinued operations before income taxes	(47)	(4,755)	(52,235)
Income taxes	36	1,543	16,951
Minority interest in loss of consolidated subsidiaries	(2)	(863)	(9,480)

Loss on discontinued operations	¥ (9)	¥ (2,349)	$ (25,804)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2007	2008	2008
Net sales	¥ 9,767	¥ 7,698	$ 84,566
Loss on discontinued operations before income taxes	(463)	(5,079)	(55,795)
Income taxes	33	1,556	17,093
Minority interest in loss of consolidated subsidiaries	(154)	(968)	(10,634)

Loss on discontinued operations	¥ (276)	¥ (2,555)	$ (28,068)

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

9. Related Party Transactions

Loan to shareholder-

In December 2008, the Company advanced a loan of ¥14,500 million to a company indirectly owned by the Chief Executive Officer (“CEO”) that is involved in asset management (the “Borrower”). The loan was guaranteed by the CEO and collateralized by a pledge of 4,500,000 of the CEO’s shares in NIDEC. The loan had a term of 5 years and accrued interest quarterly at an annual rate of 2.4%. The loan was repaid in full on February 17, 2009. As of December 31, 2008, the loan receivable was recorded in the balance sheet in equity as “Loan to shareholder” and is presented as a financing activity in the Cash Flow Statement.

The Borrower obtained the funds to repay the loan through the sale of a total of 3,356,000 of its shares in NIDEC through the J-NET and on the Osaka Securities Exchange. Of these shares, 2,917,800 were purchased by the Company through the J-NET for a total of ¥12,867 million. See Note 11. Upon repayment, the Company released from pledge the shares that had collateralized the loan.

The loan was repaid shortly after the Company and the CEO determined that the loan was not permitted under Section 402 of the U.S. Sarbanes-Oxley Act of 2002. A special committee of the Company’s Board of Corporate Auditors conducted an independent investigation of this matter with the assistance of independent counsel and concluded that the failure to comply with Section 402 was inadvertent. At the recommendation of the Board of Corporate Auditors, however, the Company has adopted and is in the process of implementing certain procedures and protocols to strengthen internal controls and corporate governance, and has voluntarily brought this matter to the attention of the U.S. Securities and Exchange Commission.

During the period the loan was outstanding, the Borrower qualified as a variable interest entity in accordance with FIN 46(R), “Consolidation of Variable Interest Entities – an interpretation of ARB No. 51.” NIDEC was not the primary beneficiary. NIDEC had no other material arrangements with the entity.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

10. Segment data:

In accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, amounts in the segment information do not reflect discontinued operations, and previous fiscal year’s segment information has been reclassified to conform to the current presentation.

(1) Enterprise-wide information

The following table provides product information for the three months ended December 31, 2007 and 2008:

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2007	2008	2008
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 63,089	¥ 37,533	$ 412,315
Other small precision brushless DC motors	24,494	16,331	179,402
Brushless DC fans	12,592	8,948	98,297
Other small precision motors	6,844	5,821	63,946
Sub total	107,019	68,633	753,960
Mid-size motors	23,268	15,898	174,646
Machinery	18,161	19,714	216,566
Electronic and optical components	37,578	29,784	327,189
Others	7,124	7,157	78,622
Consolidated total	¥ 193,150	¥ 141,186	$ 1,550,983

The following table provides product information for the nine months ended December 31, 2007 and 2008:

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2007	2008	2008
Net sales:
Small precision motors:
Hard disk drives spindle motors	¥ 171,192	¥ 147,358	$ 1,618,785
Other small precision brushless DC motors	70,103	61,638	677,117
Brushless DC fans	36,764	31,369	344,601
Other small precision motors	17,267	18,211	200,055
Sub total	295,326	258,576	2,840,558
Mid-size motors	70,941	63,500	697,572
Machinery	53,130	60,321	662,650
Electronic and optical components	110,055	101,298	1,112,798
Others	19,769	22,711	249,489
Consolidated total	¥ 549,221	¥ 506,406	$ 5,563,067

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

(2) Operating segment information

We evaluate our financial performance based on segmental profit and loss, which consists of sales and operating revenues less operating expenses. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile. NIDEC Corporation, or NCJ, Nidec Sankyo Corporation, or NSNK, Nidec Copal Corporation, or NCPL, Nidec Tosok Corporation, or NTSC, Nidec Copal Electronics Corporation, or NCEL, Nidec Servo Corporation, or NSRV, Nidec Shibaura Corporation, or NSBC, Nidec-Shimpo Corporation or NSCJ, and Nidec Nissin Corporation or NNSN apply Japanese GAAP; Nidec Electronics (Thailand) Co., Ltd., or NET, applies Thai accounting principles; Nidec (Zhejiang) Corporation, or NCC and Nidec (Dalian) Limited, or NCD, applies Chinese accounting principles; Nidec Singapore Pte. Ltd., or NCS, applies Singaporean accounting principles; Nidec (H.K.) Co., Ltd., or NCH, applies Hong Kong accounting principles; Nidec Philippines Corporation, or NCF, applies Philippine accounting principles; Nidec Motors & Actuators group, or NMA mainly applies International Financial Reporting Standards (IFRS).

As a result, our segmental data has not been prepared under U.S. GAAP on a basis that is consistent with our consolidated financial statements or on any other single basis that is consistent between segments. While there are several differences between U.S. GAAP and the underlying accounting principles used by the sixteen operating segments, the principal differences that affect segmental operating profit or loss are accounting for pension and severance costs and leases. We believe that the monthly segmental information is available on a timely basis and that it is sufficiently accurate at the segment profit and loss level for us to manage our business.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

The following tables show revenue from external customers and other financial information by operating segment for the three months and nine months ended December 31, 2007 and 2008, respectively:

Business segment

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
Revenue from external customers:	2007	2008	2008
NCJ	¥ 23,894	¥ 13,291	$ 146,007
NET	27,820	15,869	174,327
NCC	3,299	4,048	44,469
NCD	1,064	1,350	14,830
NCS	12,581	5,334	58,596
NCH	11,076	9,458	103,900
NCF	1,665	1,846	20,279
NSNK	11,647	14,322	157,333
NCPL	16,364	12,244	134,505
NTSC	6,639	5,565	61,134
NCEL	6,366	4,972	54,619
NSRV	6,927	4,350	47,786
NSBC	3,928	3,208	35,241
NSCJ	2,836	2,399	26,354
NMA	8,709	4,379	48,105
NNSN	2,788	2,334	25,640
All Others	42,590	31,333	344,206

Total	190,193	136,302	1,497,331
Consolidated adjustments related to elimination of intercompany transactions via third party	0	0	0
Others *1	2,957	4,884	53,652

Consolidated total	¥ 193,150	¥ 141,186	$ 1,550,983

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

Business segment

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
Revenue from external customers:	2007	2008	2008
NCJ	¥ 71,329	¥ 49,745	$ 546,468
NET	71,092	65,672	721,432
NCC	10,696	14,996	164,737
NCD	3,231	6,336	69,603
NCS	34,468	22,826	250,752
NCH	30,178	30,988	340,415
NCF	4,333	6,414	70,460
NSNK	33,403	41,480	455,674
NCPL	48,159	45,050	494,892
NTSC	18,756	18,831	206,866
NCEL	16,636	15,550	170,823
NSRV	19,057	16,525	181,534
NSBC	12,593	11,704	128,573
NSCJ	8,305	7,650	84,038
NMA	27,403	21,111	231,913
NNSN	7,966	7,923	87,037
All Others	126,941	111,933	1,229,629

Total	544,546	494,734	5,434,846
Consolidated adjustments related to elimination of intercompany transactions via third party	(49)	0	0
Others *1	4,724	11,672	128,221

Consolidated total	¥ 549,221	¥ 506,406	$ 5,563,067

*1 The revenues of subsidiaries not included in management reports due to their immateriality are main components of Others.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2007	2008	2008
Revenue from other operating segments:
NCJ	¥ 27,887	¥ 16,488	$ 181,127
NET	9,223	7,985	87,718
NCC	3,149	458	5,031
NCD	11,221	5,387	59,178
NCS	75	53	582
NCH	1,407	1,414	15,533
NCF	10,909	4,363	47,929
NSNK	3,054	2,795	30,704
NCPL	1,821	2,105	23,124
NTSC	63	36	395
NCEL	1,046	1,416	15,556
NSRV	936	763	8,382
NSBC	740	710	7,800
NSCJ	637	508	5,581
NMA	117	5	55
NNSN	198	131	1,439
All Others	56,237	42,568	467,627

Total	128,720	87,185	957,761
Intersegment elimination	(128,720)	(87,185)	(957,761)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2007	2008	2008
Revenue from other operating segments:
NCJ	¥ 76,211	¥ 61,057	$ 670,735
NET	24,464	24,542	269,603
NCC	7,887	1,811	19,895
NCD	35,294	24,015	263,814
NCS	164	156	1,714
NCH	3,305	4,565	50,148
NCF	32,926	19,335	212,403
NSNK	9,195	9,159	100,615
NCPL	4,861	5,930	65,143
NTSC	227	182	1,999
NCEL	2,939	4,746	52,137
NSRV	2,693	3,157	34,681
NSBC	2,536	2,342	25,728
NSCJ	1,889	1,598	17,555
NMA	157	12	132
NNSN	633	495	5,438
All Others	167,812	155,794	1,711,457

Total	373,193	318,896	3,503,197
Intersegment elimination	(373,193)	(318,896)	(3,503,197)

Consolidated total	-	-	-

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the three months ended December 31		For the three months ended December 31,
	2007	2008	2008
Segment profit or loss:
NCJ	¥ 4,814	¥ 468	$ 5,141
NET	3,969	3,948	43,370
NCC	260	(211)	(2,318)
NCD	1,156	493	5,416
NCS	409	55	604
NCH	183	140	1,538
NCF	1,163	485	5,328
NSNK	1,197	1,004	11,029
NCPL	716	307	3,373
NTSC	521	(14)	(154)
NCEL	1,283	480	5,273
NSRV	52	(325)	(3,570)
NSBC	(96)	(162)	(1,780)
NSCJ	314	59	648
NMA	194	(427)	(4,691)
NNSN	160	41	451
All Others	6,312	3,198	35,132

Total	22,607	9,539	104,790
U.S. GAAP adjustments to accrue pension and severance costs	(119)	(3)	(33)
Consolidation adjustments mainly related to elimination of intercompany profits	349	992	10,898
Reclassification *1	1,536	(21)	(231)
Others *2	(1,255)	(469)	(5,153)

Consolidated total	¥ 23,118	¥ 10,038	$ 110,271

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gain (loss) from sales of fixed assets.

*2 Others mainly includes profit or loss of subsidiaries not included in management reports due to their immateriality and amortization of capitalized assets related to the business acquisition.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

	Yen in millions		U.S. dollars in thousands
	For the nine months ended December 31		For the nine months ended December 31,
	2007	2008	2008
Segment profit or loss:
NCJ	¥ 11,751	¥ 6,847	$ 75,217
NET	8,895	13,006	142,876
NCC	985	33	363
NCD	3,817	2,611	28,683
NCS	1,036	189	2,076
NCH	454	490	5,383
NCF	3,539	2,277	25,014
NSNK	2,979	4,128	45,348
NCPL	2,324	2,263	24,860
NTSC	1,231	743	8,162
NCEL	2,749	1,963	21,564
NSRV	318	(617)	(6,778)
NSBC	(100)	(152)	(1,670)
NSCJ	892	433	4,757
NMA	326	(44)	(483)
NNSN	405	307	3,373
All Others	16,824	15,436	169,569

Total	58,425	49,913	548,314
U.S. GAAP adjustments to accrue pension and severance costs	(367)	(14)	(154)
Consolidation adjustments mainly related to elimination of intercompany profits	(743)	878	9,645
Reclassification *1	3,197	(19)	(209)
Others *2	(2,975)	58	638

Consolidated total	¥ 57,537	¥ 50,816	$ 558,234

*1 Some items are reclassified from other expenses (income) and included in operating expenses (income). Reclassification mainly includes gains due to reversal of allowance for doubtful accounts for the period ended December 31, 2007 and gain (loss) from sales of fixed assets for the period ended December 31, 2008.

*2 Others mainly includes profit or loss of subsidiaries not included in management reports due to their immateriality and amortization of capitalized assets related to the business acquisition.

NIDEC CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS－(Continued)

(Unaudited)

11. Subsequent event:

Own share repurchase-

On February 12, 2009, NIDEC repurchased its own shares through Osaka Securities Exchange’s J-NET pursuant to a general authorization provided in a resolution under Article 459, Paragraph 1, Item 1 of the Company Law of Japan which was released on Form 6-K, furnished to the Securities and Exchange Commission on November 21, 2008. The resolution authorized the repurchase, until November 24, 2009, of up to 5,000,000 shares for a total of up to ¥25,000 million as a part of efforts to ensure a flexible capital structure responsive to the changing business environment.

The details of the repurchase are as follows:

1. Reason for share repurchase:

The repurchase was made to facilitate the Borrower’s sale of shares in NIDEC to obtain the funds necessary to repay the loan discussed in Note 9, and thereby bring the Company into compliance with Section 402 of the Sarbanes-Oxley Act of 2002 promptly. The share repurchase was within the parameters established in the resolution described above and the repurchase was structured in a manner intended to give all shareholders the opportunity to have their shares repurchased by the Company, on a pro rata basis, at the same time and at the same price. Accordingly, on February 10, 2009, the Company publicly announced its intention to repurchase on J-NET, on the morning of February 12, 2009, 3,500,000 shares at the closing price on the market on February 10, 2009. Based on the offers received, the Company repurchased 2,917,800 of its shares from the Borrower and 582,200 of its shares from other shareholders.

2. Class of shares repurchased:	Common stock
3. Total number of shares repurchased:	3,500,000 shares
4. Total amount of repurchase:	¥15,435 million (representing the closing price of ¥4,410 per share on the Osaka Securities Exchange on February 10, 2009)
5. Method of repurchase:	Repurchased through J-NET, the Osaka Securities Exchange